Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (843) 383-7478

Harris E. DeLoach, Jr., Chief Executive Officer
Sonoco Products Company
1 North Second Street
Hartsville, SC 29550

> **Re: Sonoco Products Company**
> **Definitive 14A**
> **Filed March 16, 2007**
> **File No. 000-516**

Dear Mr. DeLoach:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Management Compensation, page 27

Compensation Discussion and Analysis, page 27

1. To the extent you correlate incentive programs with the achievement of certain annual individual objectives, please discuss the specific items of individual performance used to determine bonus payments and how you structure your incentive bonuses around such individual objectives. Also disclose whether any discretion can be or has been exercised with respect to meeting such goals and objectives and, if so, to whom such discretion is applicable. Please see Items 402(b)(2)(vi)-(vii) of Regulation S-K and Instruction 4 to Item 402(b). To the extent the committee's consideration of individual performance resulted in a payout for the last fiscal year, please provide appropriate qualitative and quantitative disclosure.

2. With respect to the disclosure relating to competitive benchmarks, please specify where actual payments fall within targeted parameters.

Review of Overall Compensation Components and Aggregate Awards, page 34

3. Please provide appropriate disclosure addressing the committee's analysis of the information contained in the tally sheets and how the evaluation of this information resulted in specific awards or modifications to the manner in which you implement your compensation program. Please ensure that your disclosure explains and places in context how and why determinations with respect to one element may or may not have influenced the committee's decisions with respect to other allocated or contemplated awards. See Item 402(b)(1)(vi) of Regulation S-K.

Role of Executive Officers in Determining Executive Compensation, page 37

4. Please provide a complete description of the committee's processes and procedures for the consideration and determination of executive compensation. See Item 407(e)(3) of Regulation S-K and Section V.D. of Commission Release 33-8732A. In doing so, discuss the extent to which Mr. DeLoach attends committee meetings or meets with the consultants used by the committee.

Please respond to our comments by September 21, 2007 or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor